As filed with the Securities and Exchange Commission on February 15, 2022

File No.	333-228904
File No.	811-23404

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-1A

☐ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No. ___
☑ Post-Effective Amendment No. 6

and/or

☐ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☑ Amendment No. 8

NORTH CAPITAL FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)

623 E. Fort Union Blvd., Suite 101
Salt Lake City, UT  84047
(Address of Principal Executive Office)   (Zip Code)

Registrant’s Telephone Number, including Area Code: (888) 625-7768

THE CORPORATION TRUST COMPANY
Corporation Trust Center, 1209 Orange St.
Wilmington, DE 19801
(Name and address of agent for service)

Copies of communications to:

JoAnn M. Strasser, Esq.
Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, Ohio 43215
614-469-3265 (phone)
614-469-3361 (fax)

It is proposed that the filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A (the “Registration Statement”) (File Nos. 333-228904 and 811-23404) of North Capital Funds Trust is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits (d)(1) and (d)(2) to the Registration Statement. No changes have been made to Part A, B or Part C of the Registration Statement, other than Item 28 of Part C as set forth below. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 6 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C:  OTHER INFORMATION

Item 28.  Exhibits

(a)	(1)(A)	Certificate of Trust dated December 6, 2018, as filed with the State of Delaware on December 10, 2018, for North Capital Funds Trust (the “Registrant” or “Trust”)[1]

(2)(A)	Agreement and Declaration of Trust of the Registrant[2]

(b)	(1)	By-Laws of the Registrant[2]

(c)	Not applicable.

(d)	(1)	Management Agreement between the Registrant and North Capital, Inc. (the “Adviser”)[5]

(2)	Operating Expenses Limitation Agreement with the Adviser[5]

(e)	(1)	Distribution Agreement between the Registrant and North Capital Private Securities Corporation[3]

(f)	Not applicable.

(g)	(1)	Custody Agreement between Registrant and U.S. Bank, N.A.[2]

(2)	Fund Accounting and Servicing Agreement between Registrant and U.S. Bancorp Fund Services LLC[2]

(3)	Fund Administration Servicing Agreement between Registrant and U.S. Bancorp Fund Services LLC[2]

(4)	Transfer Agent Servicing Agreement between Registrant and U.S. Bancorp Fund Services LLC[2]

(h)	Not applicable.

(i)	Consent of Counsel[4]

(j)	Consent of Independent Registered Public Accounting Firm[4]

(k)	Not applicable.

(l)	Not applicable.

(m)	Rule 12b-1 Plan[2]

(n)	18f-3 Plan[2]

(o)	Not applicable.

(p)	(1)	Code of Ethics of the Registrant[2]

(2)	Code of Ethics of the Adviser and Distributor[2]

(q)	(1)	Powers of Attorney for James P. Dowd, Karen Fleck, Nivine Richie, and David Wieder[2]

(2)	Power of Attorney for Christopher Kellett[3]

[1]	Incorporated by reference to the Registrant’s Registration Statement Filed December 19, 2018.
[2]	Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed April 12, 2019.
[3]	Incorporated by reference to the Post-Effective Amendment No. 2 to the Registrant’s Registration Statement filed July 10, 2020.
[4]	Incorporated by reference to the Post-Effective Amendment No. 4 to the Registrant’s Registration Statement filed August 27, 2021.
[5]	Filed herewith.

Item 29.  Persons Controlled by or Under Common Control with the Fund

None.

Item 30.  Indemnification

Reference is made to the Agreement and Declaration of Trust (the “Declaration”), filed herewith as exhibit (a)(2)(A).  Nothing contained in the Declaration shall indemnify, hold harmless or protect any officer or trustee from or against any liability to the Trust or any shareholder to which such person to the extent such indemnification is prohibited by applicable federal law.

The application of the provisions in the Declaration are limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.  Business and Other Connections of the Investment Adviser

See “Management” in the Statement of Additional Information.  Information as to the directors and officers of the Adviser is included in its Form ADV filed with the SEC and is incorporated herein by reference thereto.

Item 32.  Principal Underwriters

(a) None.

(b) The following are the directors, officers and partners of the Distributor, the Registrant’s underwriter.  The Distributor’s main business address is 623 E. Fort Union Blvd., Suite 101, Salt Lake City, UT 84047.

Name	Positions and Offices with Underwriter	Position with Registrant
James P Dowd	Founder, CEO, Managing Director	President, Trustee, Portfolio Manager
Siggy Tomasetti	Chief Legal Officer	None
Chris Kellett	Chief Financial Officer	Treasurer
Shawn Crouse	Chief Compliance Officer	None
Michael T Weaver Jr	Managing Director	Secretary, Portfolio Manager
Sara Borazan	Managing Director	None
Grant Nelson	Managing Director	None

(c) Not applicable.

Item 33.  Location of Accounts and Records

The books, accounts and other documents required by Section 31(a) under the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are maintained in the physical possession of North Capital, Inc. and North Capital Private Securities Corporation, 623 E. Fort Union Blvd., Suite 101, Salt Lake City, UT 84047, U.S. Bank Global Fund Services, LLC, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202, and U.S. Bank, N.A., Custody Operations, 1555 North River Center Drive, Suite 302, Milwaukee, Wisconsin 53212.

Item 34.  Management Services

Not applicable.

Item 35.  Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, and State of Ohio, on the 15th day of February, 2022.

North Capital Funds Trust

By: /s/JoAnn M. Strasser
Name: JoAnn M. Strasser
Pursuant to Power of Attorney
Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registrant’s Registration Statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

Name	Title	Date
James P. Dowd*	Trustee and President (Principal Executive Officer)	February 15, 2022
Christopher Kellett*	Treasurer (Principal Financial and Accounting Officer)	February 15, 2022
Karen Fleck*	Trustee	February 15, 2022
Nivine Richie*	Trustee	February 15, 2022
David Wieder*	Trustee	February 15, 2022

* By: /s/JoAnn M. Strasser Name: JoAnn M. Strasser Pursuant to Power of Attorney

Exhibit Index

(d)(1)	Management Agreement
(d)(2)	Operating Expenses Limitation Agreement